Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

January 13, 2019

Heidi Wood and Jim Jordano’s Guide to Achieving the Impossible

IMO Leadership Profile

How do you keep two seasoned executives with decades of cutting-edge business transformation experience on their toes?

Put them in charge of merger integration for L3 and Harris.

Meet Heidi Wood and Jim Jordano, the co-leads of the Integration Management Office (IMO) tasked with making two great companies successfully merge into one. Wood is SVP, Corporate Strategy and Technology at L3 and Jordano is Vice President, Integration for Harris. The two of them are responsible for overseeing a crack “team of teams” – more than 25 in total – each led by a representative from L3 and one from Harris.

“These teams are doing the heavy lifting,” says Jordano, who joined Harris in 2015 and has more than 20 years of experience in defense and technology, fine-tuning business operations and leading integrations that build stronger, high-performance companies.

“This integration won’t happen without the dedication of these teams to deliver detailed planning, thorough preparation and open lines of communication to make it happen.”

The IMO teams are ensuring that functions like human resources, engineering, business development, supply chain operations and others understand the way their counterparts in the other company work, and are ready to become single, seamless operations when the merger closes in mid-2019.

“The way this process is managed is extremely important, and people are watching. There’s no question we’re in a glass fishbowl right now,” says Wood. “This merger of strengths has been a bold move from the start and it’s generating plenty of attention.”

Wood’s background in corporate development, strategic planning, and her time on Wall Street as an aerospace industry analyst brought her to L3 in 2016, in search of teamwork and camaraderie. She believes that excelling in the integration will send a powerful message about the future company.

“The greater our success in managing the integration, the stronger our position will be with customers, shareholders and employees to grow trust and achieve unprecedented wins with our combined capabilities. It’s a once-in-a-lifetime opportunity, and people are really stepping up.”

It’s up to Jordano and Wood to provide the leadership that keeps the IMO on track: delivering workplans, communicating and implementing those plans and exceeding expectations. This means being open and available to the integration teams at all times, answering questions and providing guidance, keeping leadership updated and looking at lots – and lots – of spreadsheets.

There’s no doubt that this is a learning experience for everyone involved. “I’m continually impressed by what I’m learning about the people and capabilities at Harris, and I’m convinced there’s no better match out there in the industry, and certainly no better opposite number to work with than Jim,” says Wood.

Jordano agrees. “I’ve been impressed by the spirit, openness and motivation of the team,” he adds. “It’s clear we are building a great culture and there’s a lot of excitement and positive energy about what lies ahead for the new company.”

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 14, 2018 that includes a preliminary Joint Proxy Statement of L3 and Harris and a preliminary Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  The Registration Statement has not yet become effective.  A definitive Joint Proxy Statement/Prospectus will be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the preliminary Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’ website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’ directors and executive officers is contained in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’ businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’ operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’ common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’ ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’ control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in L3’s and Harris’ Preliminary Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’ most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’ subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.

Integration Management Office (IMO)

L3 Technologies, Inc. and Harris Corporation